January 12, 2011

Sarah Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY   10017

> **Re:** **Legg Mason BW Global Income**
> **Opportunities Fund Inc.**
> **File Nos. 333-170320; 811-22491**

Dear Ms. Cogan:

We have reviewed the registration statement on Form N-2 for the Legg Mason BW Global Income Opportunities Fund, Inc. (the "Fund"). We have the following comments:

Prospectus Cover Page

Investment Objectives and Strategies

1.   Please advise the staff whether the FINRA has reviewed and approved the terms of the underwriting agreement. Also, on the cover page, please add risk disclosure attendant to investing in junk bonds and state that an unlimited amount of the Fund's assets may be invested in derivatives.

Pricing Table

2.   Please explain why footnote 1 states that the advisor "may pay" versus "will pay" certain fees. Also, please conform the pricing table to the requirements of Form N-2. In that regard, please delete the line item stating "Estimated offering expenses."

Leverage

3.   Please disclose whether the Fund expects to obtain a line of credit (borrowing) from a financial institution, and, if so, what are the terms that materially affect the Fund (*e.g.*, any pledge of assets or limits on portfolio instruments). Also, please disclose

whether the Fund will leverage through reverse repurchase agreements, and, if so, state how.

Prospectus Summary

<u>Investment Strategies and Policies</u>

4.   Please disclose that at least 40% of Fund assets will be invested in foreign countries.

5.   Please disclose that alternative strategies will be part of temporary defensive measures.

<u>Leverage</u>

6.   Please disclose whether "currency exposure" will be through investing in forwards, futures, and other derivatives, and whether these investments will be part of the 80% investment in "fixed income."

<u>Derivatives</u>

7.   Please disclose whether the Fund may use derivatives for speculative purposes or merely for hedging.

8.   Please be more specific in the disclosure regarding derivatives and their use, including but not limited to any percentage limitation on the use of specific derivatives. *See Letter to Investment Company Institute, "Derivatives-Related Disclosures by Investment Companies"* (July 30, 2010).

<u>Selected Risk Considerations</u>

9.   Please clarify whether the section titled "Distressed Investments" should read "Distressed Investments Risk."

10.   Please add a section regarding counterparty risk that discusses the creditworthiness of a counterparty and discloses the percentage limitation on assets that may be invested in any one counterparty.

<u>Summary of Fund Expenses</u>

11.   Given that there are no acquired fund fees and expenses shown in the fee table, please confirm to the staff in your response letter that the Fund will not make any investments that may trigger the need for an acquired fund fees and expenses line item in the fee table.

12.   Please disclose whether the Fund anticipates investing in reverse repurchase agreements and whether there are any other costs inherent with any other forms of borrowing. Also, please state whether there is a fundamental policy against such investments.

13.   If the Fund will engage in reverse repurchase agreements, please disclose in footnote 4 (or the appropriate footnote) the interest expenses associated with such use.

14.   Please remove the word "Estimated" from the line item "Estimated Annual Expenses." Also, please place in a footnote the last sentence in the introductory paragraph which begins "The 'Other Expenses' shown in the table….".

        The Fund's Investments

15.   In the section titled "Percentage Limitations," please disclose what, if any, actions the Fund will take should the percentage limitations be exceeded on a going forward basis.

16.   In the first place the managed distribution policy is discussed, please disclose that a return of capital merely represents a return of a shareholder's original investment and does not represent a gain or income on the Fund's investments.

17.   Please give a comprehensive list of all types of fixed income securities that are material investments for the Fund.

18.   Please disclose whether "fixed income securities" include "currency exposure through the use of futures, forwards and other derivative instruments."

19.   Please disclose the consequences of the Fund not "covering" liquid assets by segregation, namely, the Fund may use only one class of debt and it must meet the asset coverage requirements of the Investment Company Act of 1940.

20.   Please disclose the type of credit default swaps the Fund will buy and sell, and whether this will be based on the fixed income securities in the portfolio or on some other basis. Also, disclose the percentage limit the Fund may invest, based on the notional amount. Also, please disclose the risks to the Fund of such investments, and the risks of offsetting the positions of counterparty defaults.

21.   Please confirm that investments in zero coupon securities and payment-in-kind securities will not be part of the 80% investment in fixed income securities.

22   Please expand the section on "DIP Loans" to include the risks assumed in their investments.

23.   Please delete the section titled "New Securities and Other Investment Techniques."

24.   Please review whether the section titled "Credit Default Swap Risk" adequately conveys the material risk of loss to the Fund when the Fund writes the swap and the event occurs.

25.   Please disclose more fully how the managed distribution policy is implemented.

26.   Please disclose that the Fund will not opt in to the control share acquisition provisions unless the Fund receives approval from the Commission to do so.

27.   Please clarify whether the "additional compensation" is to the underwriters in the section titled "Underwriting."   If there is additional compensation to the underwriters, please add this to the pricing table on the cover.

Statement of Additional Information

Certain Provisions in the Articles of Incorporations and By-Laws

28.   Please expand the discussion to disclose, if accurate, that the Articles and By-Laws could hinder or effectively prevent the ability of other entities or persons to acquire control of the Fund, potentially at a price above net asset value.

29.   Please disclose how the Fund classifies issuers in an industry, including investing in mortgage backed securities.

30.   Please explain in your response letter how the Fund focusing investments in issuers in "a group of related industrial sectors" is consistent with the Fund's policy on concentration.

General Comments

31.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

32.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel